

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Richard Leggett
Chief Executive Officer
Blue Ocean Acquisition Corp
2 Wisconsin Circle
7th Floor
Chevy Chase, MD 20815

> **Re: Blue Ocean Acquisition Corp**
> **Preliminary Proxy Statement**
> **Filed April 26, 2024**
> **File No. 001-41112**

Dear Richard Leggett:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenny S. Terrero, Esq.